Exhibit 99.2

NLS Pharmaceutics Announces $20 Million Standby Equity Distribution Agreement and $2.5 Million Equity Investment

Switzerland/Stans, September 28, 2021 - NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, today announced that it has entered into a standby equity distribution agreement, or SEDA, with YA II PN, Ltd. (“YA”), a fund managed by Yorkville Advisors Global, LP. Under the terms of SEDA, YA is committed to purchase up to $20 million of the Company’s common shares over the next thirty-six-month period, subject to a beneficial ownership cap of 9.9% of the share capital of the Company. The purchase price of the common shares will be at an 8% discount of the weighted average price of the Company’s common shares during the five consecutive trading day period commencing on the trading day immediately following the delivery of an advance notice by the Company. YA has also agreed to purchase $2.5 million of the Company’s common shares at a price per share of $1.90, prior to the commencement of sales under the SEDA.

The Company will have the right in its sole discretion, to sell shares to YA, which has no right to require the Company to sell any shares, following the effectiveness of a registration statement with the Securities and Exchange Commission registering the common shares issuable pursuant to the SEDA and other customary closing conditions.

The Company intends to use the proceeds from the offering of the common shares and the potential offering of the common shares pursuant to the SEDA to advance certain assets in the pipeline as well as for general working capital purposes.

The securities described herein have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. is a Swiss clinical-stage biopharmaceutical company led by an experienced management team with a track record of developing and repurposing product candidates to treat rare and complex central nervous system disorders. The Company’s lead product candidate, Quilience® is a proprietary extended-release formulation of mazindol (mazindol ER) and is being developed for the treatment of narcolepsy. Mazindol is a triple monoamine reuptake inhibitor and partial orexin-2 receptor agonist, which was used for many years to treat patients diagnosed with narcolepsy in compassionate use programs. NLS has recently initiated a phase 2 study in the U.S. evaluating Quilience® in adult subjects suffering from Narcolepsy. Previously, NLS successfully completed a phase 2 study in the U.S. evaluating Nolazol® (mazindol controlled-release) in adult subjects suffering from ADHD. The study met all primary and secondary endpoints and Nolazol® was well-tolerated. Quilience® has received Orphan Drug Designations both in the U.S. and in Europe for the treatment of narcolepsy. Up to 1/3rd of narcoleptic patients are also diagnosed with ADHD.

Safe Harbor Statement

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the potential sale of securities pursuant to the SEDA and the proposed use of proceeds from the SEDA. These forward-looking statements and their implications are based on the current expectations of the management of NLS only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS’ products may not be approved by regulatory agencies, NLS’ technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS’ process; NLS’ products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS’ patents may not be sufficient; NLS’ products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F filed with the SEC, which is available on the SEC’s website, www.sec.gov.

Corporate Contact

Alex Zwyer, CEO: +41 41 618 80 00

Investor Relations Contact

Cindy Rizzo: +1 908-229-7050

www.nlspharmaceutics.com